UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

QDM International Inc.

(Exact name of registrant as specified in its corporate charter)

Florida	000-27251	59-3564984
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 707, Soho T2, Tianshan Plaza Changning District, Shanghai, China 200051
(Address of principal executive offices)

Registrant’s telephone number, including area code:  +86 (21) 52995776

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QDM INTERNATIONAL INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF QDM INTERNATIONAL INC.

INTRODUCTION

This Information Statement is being mailed on or about May 8, 2020 to the holders of record at the close of business on March 9, 2020 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of QDM International Inc., a Florida corporation (the “Company”), in connection with the change of control and change in the composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into as of March 3, 2020, by and between Tim Shannon, the majority shareholder of the Company, as seller, and Huihe Zheng, as buyer. Pursuant to the SPA, the buyer paid a total consideration of $500,000 in cash.

The purchase and sale of 71,000,000 shares of Common Stock and 1,350,000 Series B Preferred Shares as contemplated by the SPA (the “Purchase”) closed on March 9, 2020 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.  The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Purchase, the buyer owns 71,000,000 shares of Common Stock, representing 42.6% of the total issued and outstanding shares of Common Stock as of March 9, 2020 and 1,350,000 of Series B Preferred Shares, each entitling the holder to 100 votes on all corporate matters submitted for stockholder approval. The shares of Common Stock and Series B Preferred Shares acquired and held by the buyer, in the aggregate, represent 68.3% of the Company’s outstanding voting securities, and the acquisition of such shares resulted in a change in control of the Company.

In connection with the change in control, the seller, resigned as the Company’s Chief Executive Officer and President, Tarik Iles resigned as director and Ken Scott resigned as accountant and director. The seller and Timothy Miles will resign from their director position on the Effective Date. The seller will continue to serve as Chief Financial Officer of the Company until the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. Effective March 9, 2020, Huihe Zheng was appointed Chairman of the Board and Chief Executive Officer, and President of the Company and Huili Shen was appointed the Company’s Secretary and director.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its directors, officers, 5% stockholders or affiliates, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders).  Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

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NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

As of the Record Date, the Company was authorized to issue 205,000,000 shares, consisting of (i) 200,000,000 shares of Common Stock, of which 166,765,752 shares were issued and outstanding; (ii) 1,000,000 Series A Preferred Shares, of which no shares were issued and outstanding; (iii) 2,000,000 Series B Preferred Shares, of which 1,350,000 shares were issued and outstanding; and (iv) 2,000,000 shares of preferred stock, of which no shares were issued and outstanding. Each share of Common Stock is entitled to one vote and each Series B Preferred Share is entitled to 100 vote on the matters submitted to stockholder approval.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned. The business address of each person listed below is Room 707, Soho 72, Tianshan Plaza, Changning District, Shanghai China, 200051.

	Number of	Percentage
	Shares Owned	of Shares
Name and Address		Owned
5% Stockholders
Huihe Zheng(1)	206,000,000	68.3%
Jie Zhang(2)	26,611,914	16.0%
Top Team Asia(3)	27,616,750	16.6%
Jiaming Ou(4)	12,814,125	7.7%
Directors and Officers
Huihe Zheng(1)	206,000,000	42.6%
Tim Shannon(5)	83,333	*
Huili Shen	-	-
Timothy Miles	-	-
All officers and directors as a group (four persons)	206,083,333	68.7%

* Less than 1%.

(1)	Mr. Zheng also owns 1,350,000 Series B Preferred Shares, each of which entitling him to 100 votes on all corporate matters submitted for stockholder approval. Such shares are included in his ownership above.
(2)	The address for this shareholder is Room 605, Building 1, 569 Changshou Road, Shanghai, China 200040.
(3)	The address for this shareholder is Flat/Room 6 3F, Yip Fung Industrial Building, No. 7 Sheung Hei Street, San Po Long, Kowloon, Hong Kong.
(4)	The address for this shareholder is Room 12E, Building A, Binfen Shidai Garden, Middle Dongmen Road, Shenzhen, China 518001.
(5)	The address for this shareholder is 1197 Fox Chase Drive, Newton, NC 28658.

DIRECTORS AND OFFICERS

The following table sets forth information regarding the Company’s directors and officers:

Name	Age	Positions	Date First Appointed
Huihe Zheng	39	Chairman of the Board, Chief Executive Officer and President	March 9, 2020
Tim Shannon	58	Chief Financial Officer and director	November 24, 1998
Timothy Miles	55	Director	January 29, 2020
Huili Shen	37	Secretary and director	March 9, 2020

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Biographical Information

Huihe Zheng has more than twenty years of experience in investment and wealth management. Mr. Zheng has served as Chairman of Shanghai Dingchan Industrial Co., Ltd., which he founded in November 2013, a company primarily engaged in wholesale and distribution of computer equipment and components. Mr. Zheng has served as Chief Executive Officer and Chairman of Shanghai Hewu Investment Management Co., Ltd., an investment company, since he founded the company in January 2016. From 1999 to 2016, Mr. Zheng primarily focused on securities trading in stock markets in China and abroad. Mr. Zheng graduated from University of Southampton in the United Kingdom in 2019 with a bachelor’s degree in accounting and finance.

Tim Shannon has served as the Chief Financial Officer of the Company since June 2005 and director of the Company since inception. Mr. Shannon served as President and Chief Executive Officer of the Company from November 1998 until March 2020. Mr. Shannon spent six years as a systems engineer and marketing representative with IBM after graduating in 1983 from the University of South Florida’s Engineering College with a degree in Computer Science.  From 1990 to 1994, Mr. Shannon was an investment advisor with Great Western Securities and Hearn Financial Services in Orlando, FL.  In 1995, he co-founded Shannon/Rosenbloom Marketing with Brian Rosenbloom, a former director of Dale Jarrett Racing Adventure, Inc. Mr. Shannon received a bachelor’s degree in computer technology from University of South Florida.

Timothy Miles has been the president and owner of Happiness Now Hypnosis since 2016. From 1999 through 2016, Mr. Miles was the president of Littlepond Enterprises, Inc. Mr. Miles attended the University of California at Davis, but did not receive a degree.

Huili Shen has served as the managing graphic designer at Ctrip Travel Network Technology Co., Ltd., a travel services company, since November 2010. From May 2006 to October 2010, Ms. Shen was an assistant graphic designer at Huiguang Technology Co., Ltd, a software company. Ms. Shen worked as a graphic designer at Haotian Technology Shanghai Co., Ltd., a software company, from September 2003 to April 2006. Ms. Shen graduated from Sanda University in China with a bachelor’s degree in graphic design.

Director Independence

The Company is not currently listed on a national stock exchange and is not required to maintain a majority of independent directors. However, Timothy Miles qualifies as an independent director as defined under the rules of the OTCQB Marketplace.

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee.  Functions customarily performed by such committees are performed by the Board as a whole.  The Company has very limited operations and resources, therefore the Board does not deem it necessary to have a nominating or compensation committee. The Company has not paid any compensation to any officer or director. Decisions relating to director nominations or compensation can be made on a case by case basis by the Board. The Board would consider any shareholder nominee at such time as it is made. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Company has not adopted practices or polices regarding employee, officer and director hedging in accordance with Item 407(i) of Regulation S-K.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Mr. Zheng is the Chairman of the Board and the Company’s Chief Executive Officer and President. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on the size of the Company and its Board and its very limited operation and resources.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

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Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at Room 707, Soho 72, Tianshan Plaza, Changning District, Shanghai China, 200051.

Board and Stockholder Meetings

During its fiscal year ended December 31, 2019, the Company held five meetings of the board. The Company does not have a policy with regard to Board members’ attendance at annual meetings and the Company has not held any annual meeting since inception.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the fourth quarter of 2018 and first quarter of 2019, the Company issued convertible promissory notes in the aggregate principal of $241,067 to certain shareholders and affiliates of shareholders. These notes bear a simple interest at 12% per annum and had terms ranging from approximately one to two years. These notes were convertible into shares of common stock at the option of the holders at a conversion price of $0.008 per shares, subject to certain adjustments. On January 22, 2020, the Company converted these notes with accrued interest in the aggregate amount of $271,642 into 33,955,250 shares of common stock.

In October of 2019, the Company’s directors received stock compensation an aggregate of 1,350,000 Series B preferred shares. The following table shows for the fiscal year ended December 31, 2019, certain information with respect to the stock compensation of the Company’s directors:

Name	Number of Shares	Value ($)
Tim Shannon	1,000,000	50,000
Ken Scott	200,000	10,000
Timothy Miles	100,000	5,000
Tarik Iles	50,000	2,500

In February 2020, the Company issued 104,000,000 shares of common stock at the equivalent price of $.001 per share in lieu of accrued compensation to Tim Shannon, the Company’s Chief Financial Officer and director. In February 2020, the Board approved the cancellation of 33,000,000 shares of common stock to Mr. Shannon which were issued earlier in the month. This cancellation was necessary to keep the Company in compliance with the public float requirement of the OTCQB marketplace.

In February 2020, Timothy Shannon, the Company’s Chief Financial Officer and director, forgave $71,000 of debt owed to him from the Company in connection with the Transaction.

The Board is responsible to approve all related party transactions. The Company has not adopted written policies and procedures specifically for related person transactions.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who beneficially own more than ten percent of its Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, each of Timothy Miles, Tarik Iles, Jie Zhang, Jiaming Ou and Top Team Asia was late in filing a Form 3 and Tim Shannon was late for filing a Form 4.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table summarizes all compensation paid for services to the Company in all capacities for the Company’s fiscal years ended December 31, 2019 and 2018 for (i) each person serving as our principal executive officer, and (ii) each person serving as our principal financial officer.

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Summary of Executive Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(g)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Tim Shannon CEO, CFO,	2019	65,000	-	40,000	(2)	-	-	-	-	105,000
Director(1)(3)	2018	55,000	-	-		-	-	-	-	55,000

(1)	Beginning in October of 2018, the Company began paying compensation of $5,000 per month to Mr. Shannon. In April of 2019, Mr. Shannon’s compensation was increased to $10,000 per month.
(2)	In October of 2018, the Company converted $40,000 of Timothy Shannon’s accrued compensation to 1,000,000 shares of the Company’s Series A preferred stock.
(3)	Mr. Shannon also received additional compensation for his services as a director. See “- Director Compensation.”

Outstanding Equity Awards at Fiscal Year End

None.

Employment Agreements

The Company does not have any written employment agreement with its executive officers.

Director Compensation

Directors received stock compensation in October 2019 in the form of Series B Preferred Stock. All directors are reimbursed for ordinary and necessary expenses incurred in attending any meeting of the Board or otherwise incurred in their capacities as directors. The following table shows for the fiscal year ended December 31, 2019, certain information with respect to the stock compensation of the Company’s directors:

Name	Number of Shares	Value ($)
Tim Shannon	1,000,000	50,000
Ken Scott	200,000	10,000
Timothy Miles	100,000	5,000
Tarik Iles	50,000	2,500

Compensation Committee Interlocks and Insider Participation

Tim Shannon was our President, Chief Executive Officer, Chief Financial Officer and Ken Scott was employed by the Company during the fiscal year ended December 31, 2019. None of the Company’s officers and directors currently serves, or in the past year has served, as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving on the Board.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 8, 2020	QDM International Inc.

	By:	/s/ Huihe Zheng
Name: Huihe Zheng
Title: Chief Executive Officer and President

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